Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 21, 2010, Southwest Airlines Co. (“Southwest”) hosted its third quarter 2010 earnings call, a transcript of which is included below.

Thomson StreetEventsSM

Conference Call Transcript

LUV - Q3 2010 Southwest Airlines Financial Results Conference Call

Event Date/Time: Oct 21, 2010 / 04:30PM GMT

CORPORATE PARTICIPANTS

Gary Kelly

Southwest Airlines—Chairman, President, CEO

Laura Wright

Southwest Airlines—SVP, CFO

CONFERENCE CALL PARTICIPANTS

Jamie Baker

JPMorgan—Analyst

Hunter Keay

Stifel Nicolaus—Analyst

Glenn Engel

BofA Merrill Lynch—Analyst

Dan McKenzie

Hudson Securities—Analyst

Duane Pfennigwerth

Raymond James—Analyst

Michael Linenberg

Deutsche Bank—Analyst

Bill Greene

Morgan Stanley/Smith Barney—Analyst

Gary Chase

Barclays Capital—Analyst

Bob McAdoo

Avondale Partners—Analyst

PRESENTATION

Operator

Good day and welcome to the Southwest Airlines third quarter 2010 conference call. Today’s call is being recorded. We have on the call today Mr. Gary Kelly, Southwest’s Chairman, President and Chief Executive Officer, and Ms. Laura Wright, the Company’s Senior Vice President of Finance and Chief Financial Officer.

Before we get started, please be advised that this call will include forward-looking statements. Because these statements are based on the Company’s current intent, expectations and projections, they are not guarantees of future performance. And a variety of factors could cause actual results to differ materially.

This call will include references to nonGAAP results. Therefore, please see the Company’s financial results press release and the Investor Relations section of its website at southwest.com for further information regarding forward-looking statements and for a reconciliation of nonGAAP results to GAAP results.

At this time, I’d like to turn the call over to Mr. Gary Kelly for opening remarks. Please go ahead, sir.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Thank you, Tom, and thanks everyone for joining us this morning. And oh, my what a difference a year makes. We’re very, very pleased to report what is a record third quarter earnings performance. And I want to start out by thanking all of our employees, our people have done an extraordinary job operating an excellent airline, providing outstanding customer service and all the while building for the future, enhancing our customer brand and our customer experience. The result is another long list of revenue-related records, including a record third quarter load factor of 80.9%.

Of course, as many of you know, we’ve deployed a number of revenue initiatives over the last several years. We’ve deployed a number of revenue management techniques that are designed to drive revenue per flight. We’re continuing to optimize each published flight schedule with an emphasis on optimizing our five relatively new Southwest destinations, along with a real emphasis on Denver, which has now become our fifth largest operation and that in less than five years.

We continue to advertise and promote our low cost, low fare competitive advantage and our nationwide low fare leadership and in particular with our Bags Fly Free campaign. We’ve added new sources of revenues, such as EarlyBird and pets on board. And we continue to see strong growth from relatively new sources relating to areas such as Rapid Rewards, Business Select and our Dallas Love Field new ride amendment itineraries. We’ll soon launch our marketing and distribution agreement with Volaris to Mexico. Next year we’ll launch the Rapid Rewards 2.0 product.

Yesterday, we announced schedules and fares for a March 13, 2011 launch of Greenville-Spartanburg and Charleston, South Carolina. Soon we’ll announce schedules and fares for a 2011 launch of Newark, New Jersey. And finally, and I hope very soon, we’ll acquire AirTran Airways and that will provide a host of route destination, profit and growth opportunities for Southwest Airlines.

In the meantime, we’re evaluating the timing of bringing up a new reservation system which, among many things, will bring us international capabilities. And then finally, we’re in the final evaluation phase of whether to add the 737-800 to our fleet beginning no earlier than 2012. No commitment has been made on the -800s yet.

Needless to say, we think we’ve got a very exciting future. We have a very full agenda for the first half of the next decade. I think we have the leadership team. We’ve got the people. We’ve got the financial resources to make all of this happen. If I wasn’t clear in the beginning, I will just say, I am extremely happy with where we are with these results. There are always challenges in this very difficult airline business, but I am just glad I’m at Southwest Airlines. So with that very brief overview, I’d like to turn it over to our tremendous Chief Financial Officer, Ms. Laura Wright.

Laura Wright —Southwest Airlines—SVP, CFO

Thank you, Gary and good morning, everyone, including our webcast listeners. Our third quarter GAAP net income was $205 million, or $0.27 per diluted share. Excluding special items, our third quarter net income was $195 million, or $0.26 per diluted share, a significant improvement over our third quarter 2009 earnings excluding special items of $31 million, or $0.04 per diluted share. This net income excluding special items produced a 6.1% net margin. These results exceeded Wall Street’s mean estimate of $0.25 per diluted share.

Our third quarter operating income excluding special items was $388 million resulting in a 12% operating margin. And our pretax income excluding special items was $315 million, resulting in a 10% pretax margin. And on a rolling 12-month basis, our pretax return on invested capital was approximately 10%.

Overall, we had a very strong quarterly performance, delivering a record third quarter profit, excluding special items, and I’d like to join Gary in congratulating our employees on these tremendous results.

Our revenue performance was very strong, continuing the momentum that we had in the first half of the year. Our passenger revenues for the quarter increased by nearly $500 million to a record $3 billion, and our other revenues increased nearly 50%, or about $40 million, primarily due to $29 million of EarlyBird revenues this quarter. When combined with our 11% improvement in freight revenues, our total operating revenues for the quarter increased almost 20% to a record $3.2 billion.

On a unit basis, our passenger revenues grew 15.3%, and our operating revenues grew 16.1% on a unit basis compared to the third quarter of last year. Our unit revenue performance in the third quarter as compared to the second quarter produced a sequential trend that was better than historical average change from the second quarter to the third quarter. Further, compared to the third quarter of 2008, our total revenues grew by $266 million on about 3% less available seat miles, resulting in a two-year unit revenue increase of 13.5%. It truly was a phenomenal revenue performance.

Our third quarter traffic levels were high, resulting in record monthly load factors each month throughout the quarter to produce a record third quarter load factor of 80.9%. Besides carrying record loads, our passenger yields were up 13.4%, due to an increase in full fare passengers and less discount and sale fares. Our third quarter full fare mix was 18%, which is up about a point from the third quarter of last year and down about 1.5 points from the second quarter of 2010.

Demand for our Business Select product remained strong with 21% more Business Select passengers than a year ago, producing $22 million in incremental revenue which is up from $18 million in the third quarter of last year. We were also very pleased to see a 40% year-over-year increase in our Wright amendment revenue with $59 million of revenues in the quarter compared to $42 million a year ago.

Month-to-date, our October passenger unit revenues are up in the 11% range from a respective year ago period. Our October results thus far suggest a sequential change in nominal PRASM for September that again exceeds historical sequential average changes for this time period. Bookings thus far for the remainder of October and for November and December also look strong. However, our year-over-year PRASM comparisons do become more difficult in November and December compared to October, due to last year’s present acceleration as the quarter progressed. Additionally, we have more difficult year-over-year capacity comparisons as we move through the fourth quarter versus what we saw in the third quarter.

So although we are encouraged to begin the fourth quarter with a similar year-over-year run rate as we experienced in September, our year-over-year comparisons for the rest of the quarter should be more difficult. That being said, the good news is that despite the mixed economic data that we read about every day, our bookings in place and our sequential revenue trends, at least thus far here in October, indicate sustained momentum of our year-to-date revenue results.

Our freight revenues increased 10.7% to $31 million, primarily due to higher average rates, and we expect that our fourth quarter freight revenues will be comparable to the third quarter.

As I mentioned earlier, our other revenues increased almost 50% to $129 million, which includes $29 million in EarlyBird revenues and $14 million in revenues from pets, unaccompanied minors and excess bag charges combined, and that’s versus $2 million a year ago for EarlyBird and $10 million a year ago for pets, unaccompanied minors and bags. We expect another year-over-year increase in our other revenues in the fourth quarter but at a much lower rate than experienced in the third quarter, taking into consideration that we had $24 million in ancillary revenues in the fourth quarter of last year on these initiatives, versus only $12 million in the third quarter of last year for these same initiatives as they were just being introduced.

Turning to our cost performance, our third quarter operating expenses excluding special items increased to 10.5% year-over-year. The increase was 7.1% on a unit basis, which once again was due largely to higher fuel costs. Our economic fuel cost increased 11.7% to $2.38 per gallon. The decrease in crude oil during the quarter was essentially offset by an increase in crack spreads. Based on the fourth quarter fuel hedge, which we provided in our press release this morning, and using the October 15 forward curve, we’re currently expecting our fourth quarter economic fuel price to be in the $2.45 to $2.50 per gallon range including taxes. Premium costs associated with our fourth quarter fuel hedge are estimated to be in the $36 million range.

We will also provide a fuel sensitivity table for your reference in our Form 10-Q, which we plan to file soon. And as a reminder, the sensitivity table that we have in the 10-Q factors in the various price points and percentages of our current hedge position as well as the locked in losses from the hedges that were unwound in the late 2008.

For 2011, the recent volatility makes it quite difficult to give 2011 fuel guidance with any precision. However, based on the current forward curve, crude is averaging in the mid to high $80 per barrel range next year. So clearly if that occurs, that would create a year-over-year headwind for us in terms of price per gallon. Using this forward curve, and our existing hedges, our current estimate is about $2.60 per gallon range which is about $0.10 above the current market price for 2011.

Excluding fuel and special items, our third quarter costs increased 5.1% on a unit basis. Higher salaries, wages and benefits accounted for over three points of the year-over-year increase, a vast majority of which was due to significantly higher profit sharing expense in the third quarter compared to a year ago. We accrued $56 million in profit sharing and $49 million in 401-K expense for a total benefit to our employees of $105 million in the third quarter, up from $55 million a year ago. Excluding fuel, special items and profit sharing expense, our unit cost increased 2.5% from a year ago. Airport costs, higher revenue-related charges, and advertising costs accounted for the remainder of the year-over-year increase.

Looking forward to the fourth quarter, we continued to have inflationary cost pressures, most notably in airport and labor costs. Our labor costs typically increase sequentially from the third to the fourth quarter, due to seasonal flying and associated increases with holiday pay. In addition, based on the existing contract we have with our pilots, our pilots are eligible for a profitability based rate increase effective September 1 of 3%, and that’s due to the Company’s earnings performance for the 12 months ended September 30. As you remember, a year ago under the same formula, they did not receive a rate increase.

We also anticipate advertising costs to increase year-over-year in the fourth quarter due to targeted ad campaigns that we have scheduled. And finally, we expect our fourth quarter maintenance unit cost to be similar to third quarter’s $0.77 which is higher than last year’s fourth quarter maintenance cost of $0.69. Based on these cost trends, we’re estimating another year-over-year increase in our fourth quarter non-fuel unit cost, currently in the 6% range.

Moving on to the balance sheet and cash flow. As we reported in this morning’s release, we currently have approximately $3.7 billion in core unrestricted cash and short-term investments, and our $600 million credit facility remains fully undrawn and available. Our leverage, including aircraft leases, is forecast to be around 40% by year end. We generated $285 million in free cash flow for the quarter and our year-to-date cash flow from operations are approximately $1.3 billion with almost $900 million in free cash flow. We currently expect that our 2010 capital spending will be less than $500 million. And for 2011, we’re currently forecasting capital spending to be in the $800 million to $900 million range.

Turning to fleet capacity, during the quarter we acquired three 700s from Boeing, and we ended the quarter with a fleet of 547 airplanes. We expect to take delivery of one more aircraft from Boeing this year, and we are picking up three leased aircraft in the secondary market, one of which is expected to be delivered by the end of the year and the other two early next year. The three additional aircraft are being leased solely to cover additional maintenance flyings needed for elective maintenance needs that we have opted to accelerate over the next several years.

Based on six planned retirements this year we expect to end the year with 546 airplanes. And for 2011 we have 14 firm orders from Boeing and the two leased aircraft that I just mentioned and we’re going to have 16 retirements, so we will end 2011 with flat fleet. So absent the AirTran acquisition, we are not planning for any fleet growth next year.

As far as capacity plans, our fourth quarter capacity is expected to be up approximately 5.3% year-over-year and our full year 2010 capacity still remains flat with 2009 at 0.4%. For 2011, as demand has continued to strengthen, we have attractive opportunities to better utilize our existing fleet and we’re currently expecting to increase our capacity in the first quarter of next year in the 8% range and in the second quarter in the 5% range.

In fact, our schedule optimization is allowing us to add three new cities next year, two of which are Charleston and Greenville which we announced service plans for yesterday. Charleston will have seven daily departures to four cities beginning on March 13 and Greenville-Spartanburg will have seven daily departures to five cities, also beginning on March 13. And as previously announced, we are excited to begin service to Newark in March of 2011, pursuant to our lease agreement with Continental for 36 slots.

In closing, we continue to closely monitor demand and we do remain prepared to adjust our schedule accordingly. And Tom with that overview, Gary and I are ready to take questions.

QUESTION AND ANSWER

Operator

Thank you. The question-and-answer session will be conducted electronically. (Operator Instructions) We’ll take our first question from Jamie Baker with JPMorgan.

Jamie Baker —JPMorgan—Analyst

Hi, there, everyone.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Jamie.

Laura Wright —Southwest Airlines—SVP, CFO

Hi, Jamie.

Jamie Baker —JPMorgan—Analyst

Gary, on the morning of the AirTran announcement you indicated that you’d shortly be reaching out to Boeing capital on the issue of the 717s. I’m wondering if you’ve had a chance to do so, and whether the 717s are going to figure into the potential 737-800 negotiations? Hard for me to imagine that they wouldn’t, but I’d love to get your perspective.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well, I think our — we’ve talked to Boeing about — and other suppliers, for that matter, about things that we can talk to them about. So at this point we’re not in the position, clearly, we’re not in the position where we can talk to Boeing about another company’s situation. The— and Laura can chime in here, I think the only update that we have for you all with respect to AirTran on the aircraft is that as we’ve— now we’ve been able to embrace a number of additional experts within our Company and also talk to the Boeing company about the airplane and we’re pretty excited about it. So we’ve only confirmed what we thought before about adding it to the fleet.

With respect to opportunities we might have with regards to economics, those are all in the hands of our integration planning teams and I don’t know that we can provide you much more insight. Laura, is there anything that you want to add?

Laura Wright —Southwest Airlines—SVP, CFO

I think it’s TBD still, so —

Gary Kelly —Southwest Airlines—Chairman, President, CEO

So we’ve done, Jamie, in other words, what we’ve said. It’s just at this stage, it’s very premature to have any further in depth conversations and again there’s not a whole lot that we can report at this point.

Jamie Baker —JPMorgan—Analyst

Okay. And a follow up on the regulatory front. There are a handful of two to one markets where post deal you’d be the sole operator. It’s hard to see how DOJ could mandate forcing another carrier to come in. These aren’t slot controlled facilities in the first place, so it’s a free market. Other carriers could already be in there if they wanted to. I guess the question for you is whether you’d be open to any sort of divestiture, service reduction mandates that the DOJ might come up with?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well, I don’t want to speculate at this point about what they might ask us to do. We’ve done our Hart-Scott-Rodino filing. We are planning to meet with them soon. I think there’s a 30-day period that they have to provide additional requests for information. So we’re in that phase. So there’s nothing to report at this point. We think we have a strong case and I don’t want to speak for AirTran but I know they wouldn’t have entered into the agreement unless they felt the same thing. So everything you said, we are aware of and it’s true and so we’ll just have to — we’ll just have to manage this as best we can and hopefully as quickly as possible.

Jamie Baker —JPMorgan—Analyst

All right. Well, thanks for that. Solid quarter and good luck picking the Halloween costume.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

It’s already been picked for me.

Jamie Baker —JPMorgan—Analyst

Can’t wait.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Be a man this year, I promise.

Operator

And we’ll take our next question from Hunter Keay with Stifel Nicolaus.

Hunter Keay —Stifel Nicolaus—Analyst

Thank you. Good afternoon, guys, or good morning.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Hunter.

Hunter Keay —Stifel Nicolaus—Analyst

I’m hearing some I guess sort of mixed things on the capacity front. I’m wondering if you can help me sort of flush this out. So you’re fleet’s going to be flat next year but your I guess opportunistically getting some new aircraft on lease, 8% ASM growth in 1Q, 5% 2Q, did you give a full year number? I—

Laura Wright —Southwest Airlines—SVP, CFO

We didn’t, Hunter. Our schedule’s only out there for June right now so we certainly have some decisions to make for the back half of the year. So you’re correct, we only gave the first and second quarter.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

And I would just to hopefully attempt to clarify a bit. We have— we ramped up our capacity through the year, but I think from here where we are in the third quarter, we’re not anticipating any significant capacity growth. We cut very sharply in the first quarter of 2010, and based on the recovery that we’ve seen and I think — Laura made some very key points, which is we’re seeing what is seasonally we’re seeing more strength than what we’re accustomed to in the third quarter and we’re already seeing that continuing here in October. So I’m very comfortable in not cutting the capacity from where we are in the first quarter, like we did early this year. So a lot of that capacity growth in the first half is simply due to a choice on our part not to cut sharply.

Hunter Keay —Stifel Nicolaus—Analyst

Okay.

Laura Wright —Southwest Airlines—SVP, CFO

And through utilization, Hunter.

Hunter Keay —Stifel Nicolaus—Analyst

Right, yes that kind of ties into my follow up is given the fact that this was largely than a utilization base, and you’ve mentioned before you can kind of easily take that up to I think 5% or 6% growth annually just utilization alone. But if you kind of run rate that, that certainly the rate of year-over-year growth you’re probably sort of pull back a little bit the back half of the year. But if it is utilization, am I correct in thinking that there’s probably some pretty good opportunities to keep CASM ex-fuel maybe sort of relatively flattish?

Laura Wright —Southwest Airlines—SVP, CFO

Yes, we haven’t given CASM guidance. But there’s no question as you know that if we have some ASM growth next year that will greatly alleviate a lot of the cost pressures that we’ll have, so—.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Yes, I think the cost pressures are the things that you would know that we’re grappling with right now. We’re concerned about fuel cost and Laura spoke to that. The other thing, just to be mindful of and just to remind you of is that the airport costs are an escalating cost category for us. So that— if I were to complain about one category it would be that. Elsewhere, I think we’re doing a pretty darn good job.

And we’ll launch Rapid Rewards next year with a new product and that will require some marketing support so we’re, again, in the planning stages for how much we want to spend there. But you’re exactly right. I think we’ve got — from what we have published, we can probably increase capacity next year a low of 3.5% and just, again, with no additional aircraft, you’re right, we can probably hit a run rate of something ahead of 5% for the year.

Hunter Keay —Stifel Nicolaus—Analyst

All right. That’s really helpful. Thank you for that, guys.

Operator

We’ll take our next question from Glenn Engel with Bank of America-Merrill Lynch.

Glenn Engel —BofA Merrill Lynch—Analyst

Good afternoon.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Glenn.

Glenn Engel —BofA Merrill Lynch—Analyst

Can you give us the full fare mix this year versus last for the third quarter?

Laura Wright —Southwest Airlines—SVP, CFO

Yes, I can, Glenn, it was 18%. And that was up a little over a point from last year, we were about 17.

Glenn Engel —BofA Merrill Lynch—Analyst

And you said in the past that you’ve been doing a lot to change your schedules around to maximize unit revenues and that when those schedules stabilize you’d be able to figure out better how to get your cost more in line with those new schedules. Are you at that point yet where you can start taking actions?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

I think that we’ve been doing that continually but I don’t think that we’re at the point where— I would say no. I would say that we are still in the process of settling our flight schedule, optimizing the flight schedule, number one. Number two, and the— we have more connecting passengers today, without a doubt, than what we have had historically and we have not fully adjusted our operation to that fact yet, number one. Number two, in the way that we are trying to accommodate delays, cancellations, weather issues, mechanicals, all of that, we have several different options that we’re exploring as to how we manage our aircraft swaps, as an example.

So I think that once we have a view on those several things, I think that it will demand for different scheduling, different staffing out in the field to meet our operational needs and our customer service requirements. So we’re not quite ready to make any radical adjustments there yet. But on the other hand, we’ve been doing that continually and you can tell by the productivity numbers that they’re not getting worse, they’re just not getting better at the same rate that they have been over the last five years.

Laura Wright —Southwest Airlines—SVP, CFO

Yes, and Glenn, I think as we’ve talked about that we’ve always noted that it would take us some time to make those adjustments just the same way it took us time to adjust our revenue model. So it’s going to be— it’s a work in process.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

And now of course, Glenn, what has happened was AirTran and AirTran is a big deal. So the Company is going to have to rally, and will rally, around the integration of AirTran into Southwest Airlines’ operations as a top priority. So some of the things that we have been contemplating, absent an AirTran deal, are going to have to get reprioritized and that may very well be one of those.

Glenn Engel —BofA Merrill Lynch—Analyst

Thank you.

Operator

And we’ll take our next question from Dan McKenzie with Hudson Securities.

Dan McKenzie —Hudson Securities—Analyst

Yes, hey, good morning, everybody.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Dan.

Dan McKenzie —Hudson Securities—Analyst

Assuming the merger with AirTran goes through, does Southwest feel you’re getting the presence you need or want at the slot constrained airports, Reagan National, LaGuardia, or would you feel that—

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well —

Dan McKenzie —Hudson Securities—Analyst

Go ahead.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

I would say, yes, we’re approaching I think what could be fairly characterized as something close to the minimum that we’re comfortable with. None of us are overly ambitious about how much we can accumulate over time, so if we have opportunities to add additional slots at those two airports and Newark, for that matter, we’ll certainly look at that.

But eight is just not enough. Eight dailies at LaGuardia is just not enough. So we’ll be in the neighborhood of something that we’re comfortable with and we’re okay with the National and Newark positions. So— but if we— Dan, if we can get more, I think we’re interested in more, I’m just not assuming that that will happen. So this is a long-term view that we’ll be fine with that level of capacity in those three airports.

Dan McKenzie —Hudson Securities—Analyst

Understood. I appreciate that. And as you think about growth next year, what kind of return requirements are you factoring into your thought process? And I guess asked differently, and to the extent that you can provide some perspective on a scale of one to ten, how confident are you that you can still hit internal return on invested capital objectives?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well we’re confident that we will. It’s— I guess we don’t— it’s when is the question, isn’t it Laura?

Laura Wright —Southwest Airlines—SVP, CFO

Yes in terms of the growth for next year, Dan, we’re really using the existing fleet. So in terms of the invested capital base, we’re not growing that. It’s not like we’re going out and buying airplanes to do this growth. So certainly when we reduced (inaudible) this year it was with the thought that the economy and our results wouldn’t be nearly as good as they are. So with the capacity that’s coming back, we feel good that it should just enhance our returns on that existing capital that we have deployed. So that’s the near term 2011.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

So I think at the margin, at the increment here, we believe that the capacity that’s been deployed through June, it will add to profitability. So in other words, what we’re telling you is that we’ll have more profits with the plan that is being pursued as opposed to less. And it’s all in an effort— it’s a path that we’re on to hit our return on capital goals. And obviously, we’re very hopeful we can do that next year.

I think the biggest wild card for us is tell us what fuel prices are. We’ve got really — we’ve done a lot of good in a short period of time and I think everybody at Southwest is proud of our 2010 results compared to the 2010 plan that we laid out three years ago. And fuel prices are much higher than what we contemplated in 2007. So if there’s a concern in the plan next year, that’s it. But the revenue production, regardless the revenue production is better with the capacity plan that we’re deploying as compared to now.

Dan McKenzie —Hudson Securities—Analyst

Very good. Thanks very much.

Operator

We’ll take our next question from Duane Pfennigwerth with Raymond James.

Duane Pfennigwerth —Raymond James—Analyst

Hi, thanks.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Duane.

Laura Wright —Southwest Airlines—SVP, CFO

Duane.

Duane Pfennigwerth —Raymond James—Analyst

Just thinking about your commentary about the tougher comparisons but yet the sort of continued strength that you’re seeing, do you think we move away from sort of a two-year comparison here or— in unit revenue? And specifically as I think about it in November, I mean, would you be surprised to see a flat RASM number given the difficult comp or are we seeing enough strength over that holiday period to continue to expect positive numbers?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well, I think that the fourth quarter of 2008 was really the beginning of the difficult revenue environment. So if you compare fourth quarter 2010 to fourth quarter 2008, at least with the forecast that I have in my mind, it’s going to be a very handsome increase. Obviously, we started to see pretty significant improvement in fourth quarter 2009, so that one won’t be as good. But I think at least for the fourth quarter of 2010 that the two year ago number is still a decent comparison. We’ve started looking back at 2007. We’ve started looking back at sort of a basket of years to compare to because you run into such distortions with 2009 and even the latter part of 2008.

But every way we look at it and Laura again, just have to reemphasize her point, the fact that October appears to us the way it does compared to September, August, July, is very meaningful. So it just— it suggests that we’re continuing to build momentum, and I think that’s logical because you haven’t seen the full return of the business traveler. And if one believes that that is gradually occurring over time, all else being equal, you ought to continue to see a strengthening in revenue momentum. That’d be a prediction earlier this year and so far that’s playing out pretty well.

But we’re not seeing the levels of business traffic at Southwest that we had in 2007 and 2008. And certainly what I’ve heard from counterparts around the industry, no one is representing that their business travel has recovered to that level. So you’ve got that upside in any event.

Duane Pfennigwerth —Raymond James—Analyst

Appreciate those comments. Just as a second question. The AirTran acquisition was characterized on another call as a high cost airline purchasing a low cost airline and that the only way synergies could be delivered would be for fares to go up. I was wondering if you could respond to that?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

So you’re saying that was on a call by one of our competitors?

Duane Pfennigwerth —Raymond James—Analyst

Yes.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

And you believe what they’ve said about us?

Duane Pfennigwerth —Raymond James—Analyst

I’m just asking you to respond to it.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

That was a joke. It was a joke. Well, obviously we’re not a high cost airline and I don’t think there’s any use in wasting anybody’s time trying to prove what it obvious to everyone. Our — we’re leading the industry in virtually every economic category with our low fare approach. We’re the only one who doesn’t charge all the ridiculous fees. So of course that’s not what our strategy is.

Our strategy is to keep our fares low, continue to be the low fare leader in the United States, not nickel and dime our customers. We already see a host of opportunities, particularly in Atlanta, to go in and reduce the fares by half and so to what Southwest Airlines levels are and enjoy the famous Southwest Effect of stimulating traffic. So it is not our plan to convert ourselves from a low fare carrier to a high fare carrier. You won’t see that happen.

Duane Pfennigwerth —Raymond James—Analyst

Thanks.

Operator

We’ll take our next question from Michael Linenberg with Deutsche Bank.

Michael Linenberg —Deutsche Bank—Analyst

Hey, guys.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hey, Mike.

Michael Linenberg —Deutsche Bank—Analyst

Two questions here. Gary, when I think about bringing on the 717, there’s always the possibility that you have a different rate. And I know in the past historically Southwest has always been loathe at having different rates for different airplanes. And I guess the best evidence of that is your recent contract on the 800, it looks like it’s going to be similar to the other 73s. Now I did— on your call that you had announcing the AirTran merger, you did indicate, you sort of — maybe it was an aside, but you kind of said, what we don’t want is to create a situation where the pilots jump between the different airplane types, and it sort of got me thinking about that second rate. What did you mean or maybe do you continue to take that view that a single rate across the fleet is the best thing for Southwest that makes the most sense?

Gary Kelly—Southwest Airlines—Chairman, President, CEO

Well, I was purposefully incomplete with my comment and it’s not because I like to be evasive with you all, it is more the respect that we have for the negotiation process. And we don’t have a rate negotiated for the 717 with flight attendants or pilots and I’d rather not negotiate that publicly.

Michael Linenberg —Deutsche Bank—Analyst

Fair enough.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

I’ll stand by my qualitative comment, which is clearly we don’t want to create a scenario that’s inefficient for the airline to operate. But I don’t— but I didn’t intend to take you so rapidly to a hard conclusion on that. So we’ll need to talk to our pilots. We’ll need to talk to our flight attendants. There may be other issues that we just haven’t— we haven’t had any discussions yet. We don’t even have the 717 yet. So I just think it’s inappropriate for me to speculate on that at this point.

Michael Linenberg —Deutsche Bank—Analyst

Fair enough. And then just back to the comments that Laura and you’ve sort of follow up with on October versus September, this sort of sequential improvement or sequential change that is above and beyond what you’ve seen historically. What— realizing that your business mix is only up one point, but then again, that’s just— that’s mix and that doesn’t necessarily — I presume that’s just based on volume, that’s not based on some— on a revenue number. I mean, you could be getting higher quality revenue. Is this — do you feel that it’s the network, it’s the better technology, it’s EarlyBird, Bis Select, I mean does that got to be what’s going on or do you just feel like as you mature as a Company you’re just becoming much more attractive to a higher quality corporate traveler? I mean where— would anything that you can comment on in that regard?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well, I think as marketing has recently done — and we’ll share this with you all in December when we meet in New York, marketing has recently done some surveys to try to get a sense of what our mix of business travelers is compared to other airlines. If you extrapolate that into the number of customers that we carry, we’re among the leaders in the country in terms of the number of business customers that we serve. Arguably historically, at least last couple of years, we’ve been the largest, with Delta,/Northwest combining and now United/Continental, they will probably outboard us in terms of business customers.

So we already— the point is, we already search a whole bunch of business customers. Clearly, we’re gaining share. That’s an undeniable fact, domestically. We’re gaining share relative to the last several years. A lot of that share is consumer but it’s also business travelers. So just with the product enhancements we’ve made, giving the road warriors more choice, we do believe that we’re seeing more business customers come Southwest’s way.

But there’s a variety of things going on in our 16.1% unit revenue improvement. And so there — we’ve deployed ten different initiatives or more and it’s hard for us to piece apart what value is being driven by each one. But again, we want to share that with you all when we have more time to do that.

But what I hear from business customers is the fact that we’ve introduced an enhanced boarding process with the Business Select product, with enhanced our Frequent Flier benefits, has caused them to change their flying behavior and bring their business to Southwest. And the fact that we allow more flexibility in changing flights where we do not charge the change fee is huge with business customers. The bag fees, maybe not so much, I think that’s probably more a benefit for consumers but even the bag fees I think is an attribute that some business customers like.

So I think it’s a basket of things. Clearly, there’s much better revenue management than there was three years ago. There’s much better schedule optimization than there was three years ago. We’ve created itineraries that are more marketable for connecting customers or connecting passengers are up more than our nonstop passengers. They’re not at the expense of nonstops, so we’re still carrying the same amount of nonstop passengers. The increase in the load factor has been driven more by carrying more connecting passengers. And so one would infer that that could be more heavily weighted towards consumers.

But I think it’s a variety of things and in fact, Mike, with the recession, what you know you always find with a drop in business travel, that’s sort of our bread and butter short haul markets and they are lagging in the recovery compared to our medium and longer haul markets for that reason. So I do think that when the business traveler does come back, we’re going to see hopefully a very strong responses especially on our short haul routes.

Michael Linenberg —Deutsche Bank—Analyst

Okay, very good. Thanks. Thank you.

Operator

And we’ll take our next question from Bill Greene with Morgan Stanley/Smith Barney.

Bill Greene —Morgan Stanley/Smith Barney—Analyst

Hi. My question is actually Gary, I want to touch upon basic competitive theme that you already alluded to. One of the things you mentioned in your press release is the Southwest Effect and you referred to it earlier. But there’s also a (inaudible) view that AirTran stimulated a lot of demand in Atlanta already with low fares. So how do I reconcile those two that there’s this opportunity for you to stimulate in markets where I would have thought they already had some pretty low fares?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well I think, Bill, you’re right that that is — that’s a fact. That is true. The opportunity for us is two-fold. The easier one to visualize is there are at least two dozen cities in our route system that AirTran does not serve. So those are simple. You go in, we see that the fares are quite high, we know we can come in, lower the fares, stimulate the market. It will be additive in other words to the AirTran route system. That is huge. Campbell-Hill came up with an estimate of two million incremental O&D passengers. Well we just looked at that subset of markets, our number wasn’t two million, but it was still really big.

In addition to that, so I’m moving on to the next argument, in addition to that, the AirTran route system is probably not fully fleshed out. So in other words, there— even where they do have service, especially if it’s service to an existing Southwest city, we see the opportunity to at least consider adding frequencies and tap into the strength that we have on the destination markets. So we’re sort of loathe to tell our competitors our game plan, but an obvious one is Chicago Midway, where we have a lot of customers in Chicago. It’s one of our largest cities that we operate from. We may very well have opportunities to add to the AirTran route map and generate a lot more customers.

And then there’s probably places that we don’t serve that AirTran does where they may not have enough frequencies either. And of course in 2008 they were forced, for economic reasons, to withdraw a lot of capacity from Atlanta because of high fuel prices. So some of that could, at least in theory, be considered for restoration. So I really think it’s three basic pools of opportunities there. But, again, according to Campbell-Hill, if you look at all of those three in the aggregate, it’s an annual opportunity of about two million incremental passengers.

Bill Greene —Morgan Stanley/Smith Barney—Analyst

Okay, thanks for that. The other question I have is, again, something you sort of referenced before, but there seems to be an impression among your competitors that they’ve competed with you for a while, you’re relatively rational in your approach to your business and, therefore, they actually would prefer to compete against you versus, say, an AirTran or one of the smaller carriers. I’m just curious why you think there would be that impression that it’s better to compete against a Southwest versus an AirTran?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well, Bill, I don’t know, but I tell you what, I hope they get their pick there. So if we get this deal closed, we can give them what they want, which is more competition.

Bill Greene —Morgan Stanley/Smith Barney—Analyst

Okay. Thanks. Take care.

Operator

And we’ll take our next question from Gary Chase with Barclays Capital.

Gary Chase —Barclays Capital—Analyst

Good afternoon, everybody.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Hi, Gary.

Gary Chase —Barclays Capital—Analyst

Just getting a chuckle on last answer, Gary. The— wanted to just clarify something. The— Laura, when you said you’re starting the quarter on the same tone as September, was that to suggest that the month-to-date October was 11%?

Laura Wright —Southwest Airlines—SVP, CFO

Correct. So year-over-year increase month-to-date, so up 11%.

Gary Chase —Barclays Capital—Analyst

Well we’re kind of hearing this from a lot of people through this earnings season, that there seems to be an acceleration, at least by my perception, versus normal seasonality. I wondered if maybe you could describe what it is that you think is driving it? Is it— what’s driving this good tone to business? I didn’t think the September numbers were particularly impressive for Southwest and for some others, but October and certainly the commentary on November sounds like it is. Is there something that you maybe put your finger on that is contributing to it?

Laura Wright —Southwest Airlines—SVP, CFO

I guess I’d first like to say, we were— we thought we were very pleased with our September results because we started showing decent acceleration a year ago in September, well ahead of the rest of the industry. So if you kind of compare us to two years ago, I think our unit revenues are up about 13.5% in a still pretty depressed economic environment. So we— first of all, we thought they were— we were pleased with the results.

In terms of why the sequential trends, I think it maybe goes back to some of the discussion that we had with Mike Linenberg and Gary’s response to his question. There seems to be a lot of factors working together out there. Certainly what we’ve seen at Southwest is increased loads, record load factors in 14 of the last 15 months. So we’re slowly picking up business traffic but at the same time we seem to be picking up more incremental leisure traffic as well. So it just seems to be a very good combination for us. In terms of the — I’m not sure I can answer what’s driving the overall macro recovery. Anything you want to add, Gary?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

I’ll just throw in — I was trying to think while Laura was talking there and I think it’s possible that the air travel demand — and Gary, you all may have a better sense of this than I do, since you look at every airline and you aggregate these things, at least faster than we do sometimes. But I mean, there could be a pickup in the air travel demand market. I would predict that over time there is a gradual return of the business traveler, so that might help support, and that was a point that I made earlier.

This is a view that we have and I don’t know that it’s shared by all, so it’s just a view. But I do think that the economic environment, I think it’s hard to find anybody who thinks that the economy is really strong, so I do think that the environment is such that consumers especially are looking for value. I read all the time about business travelers looking for value and buying in advance to get better ticket prices as an example. And that’s an environment where we really shine. And the bags fly free message of course just pounds home what a low fare philosophy that we have at Southwest Airlines. So I continue to believe that we’re going to continue to outperform our competitors.

Now this— so we’re— these are Laura Wright’s comments, saying that at Southwest Airlines we’re seeing this escalation seasonally, so I don’t know that we’re going to find that that’s true for the industry. We— I think that our product is getting better every year and we’re continuing to add new features and functions and I think that that’s all a plus, and there’s just a fair amount of excitement that we feel within the Company and I sense that without, that we’re doing some things.

I think the fact that we’ve added five new cities in the last 18 months is huge because it’s not just exciting for the people in Boston, LaGuardia, Minneapolis, Panama City and Milwaukee, it’s the rest of our system that has now another flight opportunity on Southwest Airlines. And there aren’t any real competitors that are able to offer the same kind of, oh, — I think it’s a wow factor. There are others that might say it’s not such of a wow factor. But it’s great fun for us to a be able to announce yesterday South Carolina as an example.

Gary Chase —Barclays Capital—Analyst

And I guess some hard core, Gary part follow up would be, I’m a little surprised to hear that you’re going to be running quite as much capacity as you were in the first and second quarter. If you think about the schedule optimization you undertook last year at this time, at least I understood, is you wanted to get a lot of capacity out of these off peak periods where revenue wasn’t so good. And it just seems like you’re kind of coming back to that. And you could clearly see it in the way you utilized your network this year. Summer schedules were tight but they weren’t in first quarter. Now it feels like you’re going to be much more back to a more sort of level schedule where you’re really filling in those off peaks. Is there some story there that we don’t understand that is going to allow you to generate the returns that you couldn’t last year at that time?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

I think so, Gary. And I don’t— and we’ll just have to work harder at trying to share it and articulate it. But if you look at the current, and you all will get tired of me repeating this, but I think Laura— what Laura said earlier is very meaningful. The fact that we are seeing such strength in October is very material to what we are contemplating for the first quarter. I think we’re going to have another record load factor in October. I think we’ll have another record load factor in November. I’m not predicting it, I’m just trying to set the stage for why we believe that the capacity plan for next year is appropriate.

We see very strong demand for the next 60 to 90 days which we think will carry through to the first quarter of next year with an optimized schedule that has new markets in it that, at least in our view will justify that amount of flight activity. It is certainly, and I think Dan made this point earlier, that the fact that we can add that capacity at an incremental cost makes the profit opportunity quite handsome for all the obvious reasons.

So I’m comfortable with it and hopefully that’s — we’re not doing it with more airplanes, so it’s just utilizing the assets that we have and the workforce that we have to provide better flights. And again, we’re confident that the revenues will be there. My concern for next year is more fuel, personally, than it is the capacity plan that we’re talking about.

Laura Wright —Southwest Airlines—SVP, CFO

And if you look at what we’re doing in the first quarter with ASMs, they’re actually down from what we have in the fourth quarter. So it’s not like we’re adding a lot of ASMs from what we’re doing in the fourth quarter, we just cut really deep in the first quarter last year. So but we’ll just get better utilization and again, we’re using that capacity to add new cities. So it’s not replacing the flights — necessarily the flights that we took out. So we’re having better, more productive flights to replace them with.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

And just one final thought, as I was preparing for today, yesterday, so a lot of this is very fresh on my mind, it is interesting with a lot of our — we’re nationwide now, we’re very different than we were 25 years ago. And some of our markets peak in the first quarter. So I think that one of the things that schedule planning or network planning is doing is taking advantage of that. Where we do have strength in the quarter, we’re putting the capacity there. Where we have more weakness, they’re pulling that capacity out. So it’s still very active.

It’s not simply publish something in August and let that carry through for the next six months. They’re still very active with their adds and their deletes. But again, we think that given the overall strength of the demand we think we’ve got a good schedule out there for next year.

Gary Chase —Barclays Capital—Analyst

Thanks very much, guys.

Operator

And ladies and gentlemen, we have time for one more question today. We’ll take our final question from Bob McAdoo with Avolon, I’m sorry, Avondale Partners.

Bob McAdoo —Avondale Partners—Analyst

Hi, guys, just a couple quick ones. You talked about increased airport cost. I think once before we’ve talked about how St. Louis costs went up when American pulled down their capacity. Are there any other airports of note that where you’ve had similar kinds of costs or where alternatively there’s a big building project that’s going on that’s going to drive costs up [at particular]?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Well unfortunately, Bob, it’s a long list. It’s a long list.

Laura Wright —Southwest Airlines—SVP, CFO

Las Vegas is one in particular that’s had capacity come out, we’ve seen our rates go up there.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Chicago, Baltimore, San Hose just opened up a new terminal.

Laura Wright —Southwest Airlines—SVP, CFO

Sacramento.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Sacramento. It’s— there’s a long, long list.

Bob McAdoo —Avondale Partners—Analyst

So it’s as much people adding to their airports as it is just competition disappearing?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

It’s a combination, yes. And of course it’s not coming at a very good time and we all understand how long lived those construction plans and projects and processes are. But that’s a fact that we’ve— that’s kind of confounded us. So far we’ve seen very significant increases in our airport costs this year and the concern is that we’ll see another significant increase next year. So that’s just sort of an advanced warning on that. It’s something that we’ll have to factor into our plans accordingly.

Our capacity plans, again, actually help mitigate that to a degree because a lot of those cost increases are fixed so to the extent that we can add more capacity, it drives down the unit cost. The other point to reiterate with the capacity increase is that we believe we drive more revenue and more profits with that approach as opposed to not. So it’s a way of saying what are we going to do about our airport cost pressure. One of the answers is well, we’ve got — fortunately we have opportunities to add profitable capacity here in the near term.

Bob McAdoo —Avondale Partners—Analyst

And then just quickly, when you went through your long list of things as why you’re glad you’re at Southwest Airlines at the first of the call, there were some of the things in the timing is obvious, there were two or three things that I was wondering if you just could just take a second and say, kind of when it’s going to be announced or when— I’m sure maybe you’re not ready to announce the actual start date, but at least when we’ll start to know more about things like the Volaris and like frequent— your Rapid Rewards program enhancements and when we might know more about when the reservation system, not necessarily the international flying, but just the reservation system itself, timing on some of that kind of stuff?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

You’re tired of us teasing you, hey.

Bob McAdoo —Avondale Partners—Analyst

I just like to understand what’s going on.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Yes. Well we’ll —

Bob McAdoo —Avondale Partners—Analyst

Are you really working on it or is this all a — ?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

We’ll get this stuff done eventually. No, the Volaris, we’ll have— we’ll share some specifics on that soon. Next in line would be Rapid Rewards, we’ll share some specifics on that pretty soon.

And then the new res system, what we need to have done first is a good effort on our integration planning here with AirTran. So we may have to delay a little bit the spooling up of that effort, Bob. So in any event, I think that the attributes associated with a new reservation system likely won’t begin to come online for probably 18 to 24 months at the earliest. And then all up, I can’t imagine that we’ll be completely converted to a new reservation system given this new AirTran initiative for three years would be my guess. So we’ll probably start that work in earnest in a couple of months. But even that is just a target date.

But yes, the Volaris and Rapid Rewards are very, very close and we’re — you’ll find more about those two very soon.

Bob McAdoo —Avondale Partners—Analyst

Those kind of the things we might hear about in December when we get together for your Analyst Day?

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Man, you’re really tough on me.

Laura Wright —Southwest Airlines—SVP, CFO

Bob, I think we can say is that the— kind of the rough time frames we’ve given you in the past have not changed. So we’ll be out with specifics.

Bob McAdoo —Avondale Partners—Analyst

That word is always soon. It’s like I used to have a bar I went to said free beer tomorrow.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

Yes, well let me remind you of all the stuff we’ve done.

Bob McAdoo —Avondale Partners—Analyst

I know, I know. You’re doing great.

Gary Kelly —Southwest Airlines—Chairman, President, CEO

You’ll know one of those before December, how about that? I just won’t tell you which one.

Bob McAdoo —Avondale Partners—Analyst

Thank you very much.

Laura Wright —Southwest Airlines—SVP, CFO

Thank you.

Operator

And at this time, I’d like to turn the call back for any closing or additional remarks.

Laura Wright —Southwest Airlines—SVP, CFO

Thank you, everyone for joining us this morning. The Investor Relations team will be ready for any calls that you have. And Tom, thank you, everybody have a great week.

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